

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 15, 2015

<u>Via e-mail</u>
G. Michael Callahan, Jr.
Chief Executive Officer
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

> **Re:** **GMS Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 1, 2015**
> **File No. 333-205902**

Dear Mr. Callahan:

We have reviewed the above captioned filing and have the following comments.

Equity-Based Compensation, page 74

1. Please provide us with an analysis of any equity issuances since the Acquisition, as well as any planned equity issuances. For each issuance, please tell us:

   - the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

   - the significant factors that contributed to differences in the fair value determined between each valuation date, beginning with the valuation on the Acquisition Date.

   To the extent applicable, reconcile the fair values you used for equity transactions to sales of common stock during the period and the fair value indicated by the anticipated IPO price. We will not be able to complete our evaluation of your disclosure on page 74 until the IPO range has been disclosed. Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

Other Relationships and Transactions, page 126

2. We note your revisions to the fourth paragraph under this heading. Please disclose the approximate dollar value amount of Messrs. Mueller, Callahan and Adams' interests in

the transactions with SWP. Please refer to Item 404(a)(4) of Regulation S-K and comment 14 of our letter dated August 24, 2015.

You may contact Jenn Do at (202)551-3743 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Andrew Barkan (*via e-mail*)
        Fried, Frank, Harris, Shriver & Jacobson LLP